UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2023

NexTier Oilfield Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37988	38-4016639
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3990 Rogerdale Rd.

Houston, Texas 77042

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01, par value	NEX	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on June 14, 2023, NexTier Oilfield Solutions Inc. (“NexTier”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Patterson-UTI Energy, Inc. (“Patterson-UTI”) and the other parties named therein pursuant to which NexTier and Patterson-UTI agreed to combine their respective businesses (the “Proposed Merger”). On July 27, 2023, NexTier entered into an Amendment to the Merger Agreement with Patterson-UTI (the “Amendment”) with respect to the new voting standard under Delaware law for the Patterson-UTI charter amendment proposal.

The foregoing description is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K.

Item 8.01	Other Events.

In connection with the Proposed Merger, on July 28, 2023, NexTier and Patterson-UTI issued a joint press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expired on July 27, 2023. The expiration of the waiting period under the HSR Act satisfies one of the conditions to the closing of the Proposed Merger. A copy of the joint press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the Proposed Merger, Patterson-UTI filed with the SEC on July 17, 2023 a registration statement on Form S-4 that includes a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the Proposed Merger. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Merger. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Merger when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	First Amendment to Agreement and Plan of Merger, dated as of July 27, 2023, by and between Patterson-UTI Energy, Inc. and NexTier Oilfield Solutions, Inc.

99.1	Joint Press Release, dated July 28, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXTIER OILFIELD SOLUTIONS INC.

Date: July 28, 2023	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Executive Vice President, Chief Administrative Officer & General Counsel